# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MONARCH CASINO & RESORT INC, CIK 0000907242
CUSIP: 609027107
Title of class of securities: common stock
Address of issuer's principal executive offices: 3800 S VIRGINIA STREET, EXECUTIVE OFFICES, RENO, Nevada (NV), 89502
Date of event which requires filing of this statement: 02/27/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-000804
Filed by CIK 0000887777

## Reporting persons
- DAVENPORT & Co LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Virginia (VA); sole voting power 838,739; shared voting power 0; sole dispositive power 858,637; shared dispositive power 0; aggregate amount beneficially owned 858,737 (4.8% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: MONARCH CASINO & RESORT INC
Address of issuer's principal executive offices:
3800 S VIRGINIA STREET, EXECUTIVE OFFICES, RENO, NEVADA
89502

## Item 2. Person Filing
Name of person filing: DAVENPORT & Co LLC
Address of principal business office or, if none, residence:
P O BOX 85678
RICHMOND, Virginia
23285-5678
Citizenship: DAVENPORT & Co LLC - VIRGINIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 858,737
Percent of class: 4.8
Sole power to vote or to direct the vote: DAVENPORT & Co LLC - 838,739
Shared power to vote or to direct the vote: DAVENPORT & Co LLC - 0
Sole power to dispose or to direct the disposition: DAVENPORT & Co LLC - 858,637
Shared power to dispose or to direct the disposition: DAVENPORT & Co LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- DAVENPORT & Co LLC: Stefanie Boykin, Stefanie Boykin, Compliance Manager (03/04/2026)
Comment: Stefanie Boykin